

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

July 29, 2008

Allan P. Merrill
Executive Vice President and Chief Financial Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328

> **RE: Beazer Homes USA, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Forms 10-Q for Fiscal Quarters Ended December 31, 2007 and**
> **March 31, 2008**
> **File No. 1-12822**

Dear Mr. Merrill:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32</u>

2. We note your discussion of the homebuilding environment and the impact that developments in the homebuilding industry and your various ongoing investigations have had on your results of operations. We urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks related to the recoverability of your homebuilding assets as well as the risk that additional charges may need to be recorded. In addition, we urge you to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your homebuilding assets, such information may be required to be disclosed if it would be material and useful to investors. For example, if you have significant amounts of inventory for which you determine the fair value is close to your book value, you should consider how you can constructively convey the potential risk associated with these inventory amounts. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. You should consider providing these additional disclosures related to each type of potential charge, including impairment charges related to inventories held for development, land held for sale, option contract abandonments, and goodwill, as well as charges related to investments in joint ventures. Please also consider whether these types of disclosures would be more meaningful if provided at the segment level, specifically:
    - Show contract cancellations in dollar amount, and comparatively for each period;
    - Show option walk away information on a comparative basis for each period presented; and
    - Show impairments of joint venture investments on a comparative basis for each period presented;

<u>Critical Accounting Policies, page 34</u>

<u>Inventory Valuation – Held for Development, page 34</u>
<u>Asset Valuation – Land Held for Sale, page 35</u>

3. Please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis under SFAS 144 for each inventory

category reflected on your consolidated balance sheets. Please consider including the following:

- Please disclose the number of communities tested for impairment during each period presented, and the total number of communities which exist at the end of each period presented;

- Please clarify how you determine which communities should be tested for impairment as well as at what point in time they should be tested for impairment. You state that you conduct a review for recoverability at the community level as factors indicate that an impairment exists. You also indicate that you evaluate certain information by community including but not limited to actual contribution margin, projected net contribution margin for backlog, actual and trending new orders and cancellations and actual and trending base homes sales prices and incentives for home sales. However, it is not clear what events related to this information helps you to determine that an impairment exists. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address how frequently you evaluate for these types of events and circumstances; and

- Please discuss the significant estimates and assumptions used to determine estimated future cash flows and fair value, including but not limited to projected home sales price, absorption rates, timing and amounts of estimated future cash flows, and discount rates. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others. Please also disclose when your projections assume an improvement in market conditions.

Segments Results For Fiscal 2007 Compared to Fiscal 2006, page 42

Backlog, page 47

4. You indicate that the decrease in the number of homes in backlog across most of your markets is driven primarily by market weaknesses, lower new orders and higher rates of cancellations. We also note on the previous page that cancellation rates increased from 37% in fiscal 2006 to 41% in fiscal 2007. Please consider expanding your backlog disclosures to address the following:
   - Given the increase in cancellation rates discussed on page 46, please disclose how backlog is affected by cancellations rates; and
   - Please disclose any trends in backlog by each segment and the potential impact on revenue, impairment assessments and liquidity.

Liquidity and Capital Resources, page 52

5. We remind you that Item 303(A)(1) an (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given the trends and conditions in the homebuilding environment and your departure from the mortgage origination business which you have discussed elsewhere, we urge you to expand your disclosures to address the current and potential future impact of these trends and conditions on your liquidity and capital resources.

Financial Statements

Notes to the Financial Statements

Note 9. Income Taxes, page 79

6. You believe that it is more likely than not that your net deferred tax assets of $232.9 million are recoverable. Given your loss recorded for the year ended September 30, 2007, your loss recorded for the six months ended March 31, 2008, and the uncertainty as to the timing of when the homebuilding industry will rebound, we believe you should provide a detailed explanation as to how you determined it is more likely than not that your deferred tax assets are realizable. Specifically, please quantify your reliance on future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk, or assumptions related to these tax-planning strategies.

Note 14. Contingencies

Warranty Reserves, page 85

7. Your disclosures indicate that you determined that the warranty reserve as of September 30, 2007 and September 30, 2006 contained reserves in excess of anticipated claims related to the Trinity moisture intrusion related issues as well as workmanship, materials, certain construction defects and structural elements. As a result, you reduced the provision to warranty reserves for the year ended September 30, 2007 by $32.1 million. Given that you reduced your warranty reserve at September 30, 2006 by approximately 32% during the year ended September 30, 2007, please provide detailed disclosures about the methodologies used to evaluate your warranty reserves at the end of each period including the significant estimates and assumptions used to arrive at these reserve amounts. Please also discuss the specific estimates and assumptions for which actual results were different than estimated results and therefore resulted in the reduction of the

reserve amounts. You should discuss any trends related to these warranties as well.

Litigation and Other Matters, page 88

8. For each matter described individually as well as the matters aggregated under other contingencies, please disclose if any amounts are accrued as well as the amount of any additional estimated loss or range of loss that is reasonably possible. Refer to paragraphs 9 and 10 of SFAS 5. Please disclose the extent to which disclosed but unrecognized contingent losses are expected to be recoverable through insurance, indemnification arrangements, or other sources. Please disclose whether there are any specific concerns or uncertainties as to whether your insurance carriers or any other source will pay all defense and settlement costs. Please disclose the terms and any material limitations of your insurance coverage as well as your ability to seek recovery from these insurance carriers. Please refer to Question 2 of SAB Topic 5:Y.

Note 17. Restatement of Consolidated Financial Statements, page 98

9. It appears that the other adjustments column includes adjustments to capitalized interest, capitalized indirect costs, and income tax adjustments related to the Inventory Reserves and Model Home Sale-Leasebacks adjustments. This column also includes other adjustments related to corrections of accounting and financial reporting errors and/or irregularities, some errors previously identified but historically not considered to be material to require correction, and some errors and irregularities discovered as part of the restatement process. You further describe some of the items included in this column. Please provide us with an analysis by each restated financial statement line item for which adjustments have been reflected in the other adjustments column. This analysis should discuss the nature and the amount of each adjustment recorded related to the specific line item. For example, you should provide a detail of all of the other adjustments recorded in the home construction and land sales expenses line item for the year ended December 31, 2006 of $32,086,000. Please also further advise how you determined which adjustments should and should not be presented or discussed separately in the note to your financial statements.

10. For the inventory reserves adjustments, you state that the investigation uncovered the accumulation of reserves and other accrued liabilities in earlier periods affected by the restatement that were partially and improperly released into income. Please advise why these adjustments resulted in an increase to inventory as well as increase to total liabilities.

11. Please tell us how you determined it was appropriate to only show the aggregate per-share impact of all error corrections, instead the per-share impact for each significant error correction in accordance with paragraph 26(a) of SFAS 154.

Form 10-Q for the Quarterly Period Ended March 31, 2008

General

12. Please discuss the above comments in your interim filings as well.

Financial Condition and Liquidity, page 46

13. You indicate that you believe that available short-term and long-term capital resources are sufficient to fund capital expenditures and working capital requirements, scheduled debt payments, and interest and tax obligations for the next twelve months. We note that your homebuilding revenues decreased by 42.9% or $670 million from the six months ended March 31, 2007 to the six months ended March 31, 2008. In addition, on page 47, you indicate that at March 31, 2008, you had available borrowings of $18.9 million under the Revolving Credit Facility. Given the information above, please discuss the significant changes in these sources of cash from period to period and the impact of these changes on your liquidity and capital resources. Please further advise how you determined that these sources will still be sufficient to meet your needs over the next twelve months. Please disclose if you expect any alternative sources of funding to be available in the future.

14. At September 30, 2007, you had available borrowings of $274.9 million under the Revolving Credit Facility. At March 31, 2008, it appears that you had available borrowings of $18.9 million under the Revolving Credit Facility. Please explain the reasons for the decrease in available borrowings and whether you expect further decreases in future periods. Please discuss the potential impact of any recent downgrades in credit ratings as well as the potential impact of reductions in the availability of borrowings on your current and future liquidity. Please also discuss the impact on your access to new capital and interest rates on current and/or future debt. Please discuss the impact, if any, on your business, results of operations and financial condition as well.

15. On May 13, 2008, you indicate that you received additional flexibility with respect to certain financial covenants until June 30, 2008. During the limited waiver period, the minimum consolidated tangible net worth shall not be less than $700 million and the leverage ratio shall not exceed 2.50 to 1.00. Please discuss the potential impact on your liquidity and capital resources if you do not comply with these covenants and are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any covenants could lead to the acceleration of payments due under any of your debt

arrangements. Please also discuss the impact of not being able to finalize the amended covenant package that you are currently negotiating. Given your recent amendments and limited waivers, please provide a tabular presentation of the required ratios as well as your actual ratios as of each reporting period. Your disclosure should include your consolidated tangible net worth and your leverage ratio covenants and any other covenants which provide a better understanding of your covenant restrictions.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief